UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-5571

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

 RadioShack 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

RADIOSHACK CORPORATION
300 RadioShack Circle
Mail Stop CF5-327
Fort Worth, Texas 76102

RADIOSHACK 401(k) PLAN
FINANCIAL STATEMENTS

At June 30, 2010 and June 30, 2009
and for the Plan Year Ended June 30, 2010

Supplemental Schedule at June 30, 2010

RADIOSHACK 401(k) PLAN
INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Page Number

REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS	4

FINANCIAL STATEMENTS:
Statements of Net Assets Available for Benefits	6

Statements of Changes in Net Assets Available for Benefits	7

Notes Notes to Financial Statements	8

SUPPLEMENTAL SCHEDULE:

Schedule H, line 4i - Schedule of Assets (Held at End of Year)	13

Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee of the
RadioShack 401(k) Plan

We have audited the accompanying statement of net assets available for benefits of the RadioShack 401(k) Plan as of June 30, 2010, and the related statement of changes in net assets available for benefits for the year then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Plan as of June 30, 2009 were audited by other auditors whose report dated December 23, 2009, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the RadioShack 401(k) Plan as of June 30, 2010, and the changes in its net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Whitley Penn LLP

Fort Worth, Texas
November 18, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrative Committee of the
RadioShack 401(k) Plan
Fort Worth, Texas

We have audited the accompanying statement of net assets available for benefits of the RadioShack 401(k) Plan (the “Plan”) as of June 30, 2009, and the related statement of changes in net assets available for benefits for the year then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the RadioShack 401(k) Plan as of June 30, 2009, and the changes in its net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ Weaver and Tidwell, L.L.P.

Fort Worth, Texas
December 23, 2009

RADIOSHACK 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
As of June 30
	2010	2009

Assets
Investments, at fair value	$222,522,255	$198,342,071
Non-interest bearing cash	129,838	(163)
Total investments	222,652,093	198,341,908

Receivables
Participant loans receivable	9,404,674	11,099,070
Employer contributions	209,373	245,724
Total receivables	9,614,047	11,344,794

Net assets available for benefits	$232,266,140	$209,686,702

RADIOSHACK 401(k) PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the Plan Years Ended June 30

	2010	2009
Investment Income (loss):
Dividends	$2,956,595	$936,561
Participant loan interest	637,164	875,157
Net appreciation (depreciation) in fair value of assets	37,861,487	(26,403,921)
Total investment income (loss)	41,455,246	(24,592,203)

Contributions:
Participants	11,492,400	12,075,329
Employer	6,319,776	6,928,906
Total contributions	17,812,176	19,004,235

Deductions:
Benefits paid to participants	(30,944,414)	(29,163,326)
Administrative expenses	(350,712)	(228,685)
Total deductions	(31,295,126)	(29,392,011)

Transfer assets to RadioShack Puerto Rico 1165(e) Plan	(5,392,858)	0

Net increase (decrease) in net assets available for benefits	22,579,438	(34,979,979)

Net assets available for benefits at beginning of period	209,686,702	244,666,681

Net assets available for benefits at end of period	$232,266,140	$209,686,702

The accompanying notes are an integral part of these financial statements.

RADIOSHACK 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

1.	Description of the Plan
The following description of the RadioShack 401(k) Plan (the “Plan”) provides only general information.  Participants should refer to the Summary Plan Description, which also constitutes the Plan’s prospectus, for a more complete description of the Plan’s provisions.

General
The Plan is a defined contribution employee benefit plan covering eligible employees of RadioShack Corporation, its divisions and subsidiaries (the “Company” or “RadioShack”).  The Plan is an individual account plan with multiple, participant-directed investment options and is intended to conform to and qualify under Section 401 of the Internal Revenue Code (the “Code”), as amended.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

At June 30, 2010 and June 30, 2009, there were 3,515 and 3,870 employees of the Company participating in the Plan and 16,930 and 21,248 employees eligible to participate, respectively.  The Plan is fully participant directed, and available investments consist of RadioShack common stock, registered investment companies, and money market funds.

Administration
The Plan is administered by an Administrative Committee appointed by the Board of Directors of the Company.  The Company’s Board of Directors has appointed Wachovia Bank (“Wachovia”) as the Plan’s trustee.  During the Plan year, Wachovia merged with Wells Fargo and the trustee is now Wells Fargo Bank, National Association (“Wells Fargo”).

Eligibility
An employee is eligible to participate in the Plan on the one year anniversary of the date employment with the Company began, provided, however, if he or she has not completed a year of service prior to the one year anniversary of the employment commencement date, he or she will not be eligible to participate in the Plan until they do so.  A “year of service” means a consecutive twelve month period during which he or she completes at least 1,000 hours of service with RadioShack.  An “hour of service” is each hour for which one is entitled to be paid by the Company (1) for the performance of duties, (2) due to vacation, holiday, illness, incapacity (including disability), layoff, jury duty, or other similar reason, or (3) as back pay either awarded or agreed to by the Company.

As of November 1, 2009, residents of Puerto Rico are no longer permitted to make contributions to the Plan.  Plan assets, including participant loans, in the amount of $5,392,858 were transferred to a new plan for those employees.

Participant Contributions
Through authorized payroll deductions, participants may contribute, on a pre-tax basis, up to 75%, in increments of 1%, of their annual compensation.  During the Plan year ended June 30, 2010, in accordance with the provisions of the Code, participants generally could not elect more than $16,500 in pre-tax contributions during the 2010 calendar year.  Participants who were age 50 and over in 2010 were permitted to contribute additional “catch-up” contributions of up to $5,500 during the calendar year.

Participants may direct their contributions into various investment options.  Participants may elect to allocate their total contributions to the various investment options in increments of 1% and may change their investment options daily, subject to certain restrictions on such changes imposed by the Plan’s investment funds.

Participants are not subject to federal income taxation on their contributions and earnings on Plan investments until withdrawn from the Plan.

Distributions from another qualified plan can be transferred into the Plan.  During the Plan year ended June 30, 2010, rollover accounts in the amount of $256,321 were transferred into the Plan and are included in participant contributions on the statements of changes in net assets available for benefits.

Company Contributions
All Company contributions are discretionary and may change or be suspended in future years.  Through June 30, 2010, the Company contributed an amount to each participant’s account maintained under the Plan equal to 100% of the participant’s contributions up to 4% of his or her annual compensation.  Company contributions are made directly to the Plan, are made in cash, and are invested in accordance with the Plan.

Participant Accounts
Each participant’s account is credited or debited with the participant’s contribution and allocations of (1) the Company’s discretionary matching contribution, and (2) Plan earnings or losses.  Allocations are based on the participant’s contribution or number of shares held, as defined by the Plan.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting
Effective July 1, 2006, active participants own 100% of the balance in their Plan accounts, including their matching account.

Benefits Paid to Participants
Participants who withdraw from the Plan may receive the vested portion of their accounts under one of four withdrawal methods summarized as follows:
(a)	Single lump sum payment in cash;
(b)	Part cash and part securities;
(c)	If account balance exceeds $5,000, monthly installments not to exceed ten years; or
(d)	A direct rollover to an eligible retirement plan.

Forfeited Accounts
Forfeited amounts included non-vested accounts of terminated participants (prior to July 1, 2006) and unclaimed benefit payments as described in the Plan document.  Forfeitures are used to reduce employer contributions.  A total of $65,725 was forfeited and used to offset employer contributions for the Plan year ended June 30, 2010.  At June 30, 2010 and June 30, 2009, unallocated forfeited balances totaled $2,538 and $13,960 respectively.

Loans to Participants
The Plan may make a loan to a participant in an amount that is not less than $1,000 and, when added to the outstanding balance of all other loans to the participant under the Plan, does not exceed the lesser of $50,000 or 50% of the value of the participant’s vested account.  As of July 1, 2009, participants may not have more than two loans outstanding at any one time, provided however,  they may have more than two but not more than four loans outstanding on or after July 1, 2009, if those loans were outstanding on June 30, 2009.  Additionally, no loan may exceed an amount that would cause the total of principal and interest payments on all outstanding loans to exceed 25% of the participant’s regular payroll period earnings.  Loans are repaid through authorized payroll deductions.  The term of the loan must be at least six months (or multiples thereof) and may not exceed five years.  The loans are collateralized by the balance in the participant’s vested account and bear interest at rates fixed by the Administrative Committee.  The determination of these rates is typically based upon the Prime Rate plus one percent (1%) as published in the Wall Street Journal on the first business day of each month.  However, the Administrative Committee may, from time to time in its discretion, utilize other standards to set interest rates and change the rates for loans.  For the Plan years ended June 30, 2010 and 2009, interest rates on participant loans ranged from 4.25% to 10.50%.

Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time, as well as the right to terminate the Plan, subject in each case to the provisions of ERISA.

2.	Summary of Significant Accounting Policies
Basis of Accounting
The Plan’s accompanying financial statements have been prepared under the accrual basis of accounting.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the changes in net assets available for benefits during the reporting period.  Actual results could differ from those estimates.

Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value in the accompanying statement of net assets available for benefit.  Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end.  Common stock is valued at its closing market price.  Purchases and sales of securities are recorded on a trade date basis.  Dividends are recorded on the ex-dividend date and interest income is recorded on the accrual basis.

Fair Value Measurement
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The Financial Accounting Standards Board (“FASB”) ASC No. 820, Fair Value Measurements and Disclosures, establishes a framework for measuring fair value.  The framework provides a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The highest priority, Level 1, is given to unadjusted quoted prices in active markets for identical assets or liabilities.  The lowest priority, Level 3, is assigned to unobservable inputs.  The three levels are described as follows:

Level 1. Inputs are unadjusted quoted prices for identical assets or liabilities in active markets.  Level 1 assets within the Plan are valued at the published price in active markets (NYSE, NASDAQ, or the Chicago Board of Trade).

Level 2. Inputs include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; and inputs other than quoted prices that are observable for the asset or liability.  Mutual funds representing Level 2 assets are valued at the net asset value of shares held by the Plan at year end.  Some of these investments impose a redemption fee if participant accounts are moved in and out within a time period ranging from fifteen (15) to ninety (90) days.

Level 3. Valuation inputs are unobservable (supported by little or no market activity) and significant to the fair value measurement.  As a result of the reclassification of participant loans to receivables, the Plan had no Level 3 investments.

The calculations described above may produce a fair value that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Below are the Plan’s financial instruments carried at fair value on a recurring basis.
June 30, 2010	Level 1	Level 2	Total

Common Stock	$63,039,717	-	$63,039,717
Mutual Funds	$125,694,334	$33,788,204	$159,482,538
	$188,734,051	$33,788,204	$222,522,255

June 30, 2009	Level 1	Level 2	Total

Common Stock	$51,649,138	-	$51,649,138
Mutual Funds	$116,939,467	$29,753,466	$146,692,933
	$168,588,605	$29,753,466	$198,342,071

June 30, 2009 has been restated to conform to current year presentation of participant loans as receivables rather than investments.

Concentration, Market and Credit Risk
The Plan provides for various investment alternatives in a variety of stock, registered investment companies, and other investment securities.  Investments are exposed to various risks, such as interest rate, market, and credit risk.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amount reported in the Plan’s statement of net assets available for benefits.  At June 30, 2010, and June 30, 2009, approximately 28% and 25% respectively of the investments of the Plan consisted of securities of its sponsor, RadioShack Corporation.  As of November 10, 2010, the Company’s stock price closed at $20.33.  At June 30, 2010, and June 30, 2009, the Company’s stock price closed at $19.51 and $13.96 respectively.

Benefits Paid to Participants
Benefits paid to participants are recorded when paid.

Administrative Expenses
For the Plan year ended June 30, 2010, Wells Fargo  was responsible for both the management and recordkeeping of the Plan’s assets.  Any administrative expenses of the Plan paid directly to Wells Fargo by the Company are not a component of the changes in net assets available for Plan benefits.  Administrative expenses paid by participants are summarized in the accompanying statements of changes in net assets available for benefits, and include loan origination, investment trading, and withdrawal processing fees.

New Accounting Standards
On September 16, 2010 the FASB reached a unanimous consensus on Issue no. 10-C titled “Reporting Loans to Participants by Defined Contribution Pension Plans.”  The Plan early adopted the new guidance and classified participant loans as notes receivable rather than as investments.  This classification is preferable since participant loans are essentially borrowings against vested benefit balances.  The consensus also exempted participant loans from fair value and credit quality disclosure requirements.  Prior year amounts related to participant loans have been reclassified as participant loans receivable to reflect appropriate treatment as permitted by the new guidance.

In June 2009, the FASB replaced The Hierarchy of Generally Accepted Accounting Principles with the FASB Accounting Standards Codification (“The Codification” or “ASC”) as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with generally accepted accounting principles (“GAAP”).  Rules and interpretive releases of the Securities and Exchange Commission (“SEC”) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants.  The Codification was effective for financial statements issued for periods ending after September 15, 2009.  The adoption of the Codification did not have any impact on the Plan’s financial statements.

In September 2009, the FASB issued Accounting Standards Update 2009-12, “Investments in Certain Entities That Calculate Net Asset Value per Share (or its Equivalent)” (“ASU 2009-12”).  ASU 2009-12 amended ASC 820 to allow entities to use net asset value (“NAV”) per share (or its equivalent), as a practical expedient, to measure fair value when the investment does not have a readily determinable fair value and the NAV is calculated in a manner consistent with investment company accounting.  The Plan adopted the guidance in ASU 2009-12 for the reporting period ended June 30, 2010 and has utilized the practical expedient to measure the fair value of investments within the scope of this guidance based on the investment’s NAV.  The adoption of ASU 2009-12 did not have a significant effect on the Plan’s financial statements.

3.	Plan Investments
The following table presents the individual investments that exceeded 5% or more of the Plan’s net assets at June 30, 2010, and June 30, 2009, respectively.

	June 30, 2010		June 30, 2009
	Shares/Units	Fair Value	Shares/Units	Fair Value

RadioShack Corporation Common Stock	3,231,149	$63,039,717	3,699,799	$51,649,138
Harbor Capital Appreciation Fund	859,382	$25,317,392	905,447	$24,175,438
WFA Heritage Money Market Fund	1,632,963	$19,916,943	0	$0
T. Rowe Price Retirement 2025 Fund	1,328,523	$13,431,367	1,361,122	$12,100,371
T. Rowe Price Retirement 2020 Fund	892,750	$12,516,358	975,469	$12,076,301
Evergreen Inst Money Market Fund	0	$0	19,712,655	$19,712,655

During the Plan year ended June 30, 2010, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the period) appreciated in value by $37,861,487 as follows:

Common stock	$26,224,943
Registered investment companies	$11,636,544
$37,861,487

4.	Tax Status of the Plan
The Plan has received a determination letter from the Internal Revenue Service dated December 6, 2006.  The Plan was amended and restated effective July 1, 2008, further amended effective November 1, 2009, and is designed in compliance with the applicable requirements of the Code.  Also, the Administrative Committee believes the Plan is currently being operated in compliance with the applicable requirements of the Code.  Accordingly, employee contributions, employer contributions, and investment earnings of the Plan are not taxable to participants until distributed.

5.	Related Party Transactions
The Plan makes loans to Plan participants and therefore these transactions qualify as party-in-interest.  In addition, the Plan invests in the common stock of the Company.  At June 30, 2010, and June 30, 2009, the Plan held 3,231,149 and 3,699,799 shares of common stock of the Company respectively.  This represented approximately 3% of the outstanding common stock shares of the Company on both dates.

Schedule 1

RADIOSHACK 401(k) PLAN
Schedule H, line 4i – Schedule of Assets (Held at End of Year)
June 30, 2010

PN 001	EIN 75-1047710
(a)	(b)		(c)	(d)
	Identity of issue, borrower, lessor, or similar party		Description of investment including maturity date, rate of interest, collateral, par or maturity date	Current value

*	RadioShack Corporation	**	Common stock 3,231,149 shares	63,039,717
	Harbor International Fund	**	Registered investment company	9,295,716
	Columbia Small Cap Value Fund II	**	Registered investment company	1,742,689
	American Beacon Large Cap Value Fund	**	Registered investment company	5,890,120
	Morgan Stanley Small Company Growth Portfolio	**	Registered investment company	5,412,758
	T. Rowe Price Retirement Income Fund	**	Registered investment company	2,364,535
	T. Rowe Price Retirement 2010 Fund	**	Registered investment company	4,442,475
	T. Rowe Price Retirement 2015 Fund	**	Registered investment company	9,792,149
	T. Rowe Price Retirement 2020 Fund	**	Registered investment company	12,516,358
	T. Rowe Price Retirement 2025 Fund	**	Registered investment company	13,431,367
	T. Rowe Price Retirement 2030 Fund	**	Registered investment company	7,742,772
	T. Rowe Price Retirement 2035 Fund	**	Registered investment company	5,223,147
	T. Rowe Price Retirement 2040 Fund	**	Registered investment company	3,920,270
	T. Rowe Price Retirement 2045 Fund	**	Registered investment company	2,952,464
	T. Rowe Price Retirement 2050 Fund	**	Registered investment company	1,115,404
	T. Rowe Price Retirement 2055 Fund	**	Registered investment company	210,229
	Royce Total Return Fund	**	Registered investment company	4,085,483
	Victory Institutional Diversified Stock Fund	**	Registered investment company	2,710,499
	Harbor Capital Appreciation Fund	**	Registered investment company	25,317,392
	Vanguard Institutional Index Fund	**	Registered investment company	7,528,508
	Western Asset Core Portfolio	**	Registered investment company	7,896,888
	PIMCO Total Return Fund	**	Registered investment company	4,675,061
	WFA Heritage Money Market Fund	**	Mutual Fund	19,916,943
	Dreyfus Treasury Prime Cash Mgmt	**	Mutual Fund	1,299,311
				$222,522,255

	*Denotes a party-in-interest to the Plan as defined by ERISA **Cost not required for participant directed investment

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

RadioShack 401(k) Plan

Date: November 19, 2010	By: /s/ Mark Barfield
Mark Barfield
Vice President, Treasurer

Index to Exhibits

Exhibit
Number      Description of Exhibit

23.1	Consent of Independent Registered Public Accounting Firm – Whitley Penn LLP
23.2	Consent of Independent Registered Public Accounting Firm – Weaver and Tidwell L.L.P.